paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

SUPPL

09046749

03 August 2009

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st July 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

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finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority

INVESTOR IN PEOPLE

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Interim Management Statement	28 July 2009	28 July 2009	DTR4.3
2. Regulatory Announcement – Holding(s) in Company	27 July 2009	28 July 2009	DTR5.8.12

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Interim Management Statement
Released	07:00 28-Jul-2009
Number	3616W07

RNS Number : 3616W
Paragon Group Of Companies PLC
28 July 2009

THE PARAGON GROUP OF COMPANIES PLC

Interim Management Statement

The Paragon Group of Companies PLC today publishes its Interim Management Statement based on the performance of the business from 1 April 2009 to date, including a commentary on the unaudited financial information for the period from 1 October 2008 to 30 June 2009.

The financial performance during the third quarter of the financial year was similar to the second quarter, resulting in operating profits (before exceptional and fair value items) for the nine months to 30 June 2009 of £30.2 million. Pre-tax profits, inclusive of an exceptional profit of £4.6 million on the purchase of Group securitised bonds and a charge of £3.4 million for fair value hedging items, were £31.4 million for the period.

The performance of the business since the end of the third quarter has been consistent with that quarter.

Trading

Whilst economic conditions have remained difficult over the period, requiring continued close management of the portfolio, the combination of low interest rates and sound account management by our experienced team has ensured that arrears levels have remained low when compared with market wide data. The proportion of the buy-to-let portfolio three months or more in arrears improved slightly to 171 bp at 30 June 2009, compared to 174 bp at 31 March 2009. Furthermore, the impact of the funding shortage on the availability of competitor products, combined with our customer retention programme, has served to keep the level of redemptions low.

Income for the third quarter is slightly ahead of our expectations as a result of the low redemption rate, whilst costs were in line with our expectations. The charge for bad debts for the quarter was lower than the average quarterly charge for the first half of the year as a result of the more stable arrears position and the success of our collections methodology.

Cash generation from the Group's SPVs has remained strong over the period and, as a result, free cash balances increased during the quarter to £89.2 million.

Business Activity

Credit market conditions continue to constrain new lending, with activity being limited to further advances to existing borrowers.

In the half-yearly financial report, we outlined a number of initiatives under consideration. These included the purchase of securitised bonds issued by Group companies available for prices significantly below their nominal value. To date, we have purchased £23.2 million nominal value of A-rated, AA-rated and AAA-rated securities at a total cost of £11.7 million, creating an exceptional profit of £11.5 million. Of this, £4.6 million is included in the results for the third quarter, whilst the remainder will be credited to the profit and loss account in the current quarter.

Good progress has been made on the other

business initiatives on which we reported at the half year, including third party servicing and portfolio acquisitions and we expect to update shareholders further on these projects at the year end.

Outlook

We expect UK interest rates to remain at the current low levels until at least the end of the calendar year, which will continue to have a positive impact on borrower payment performance. Whilst there have been some recent signs of improvement in the funding markets, we do not expect a significant reopening in the near future, hence we expect competition to remain subdued and mortgage redemption rates to remain low.

The Group remains financially strong and, as has been demonstrated in recent months, continues to manage its portfolio carefully in the weakened economic environment. The Group continues to work on a range of income generating initiatives through additional services to landlords, third party administration, portfolio acquisitions and debt purchases.

For further information, please contact:

Nigel S Terrington 0121 712 2024
Chief Executive

Nicholas Keen 0121 712 2000
Finance Director

Andy Berry 020 7544 3044
Fishburn Hedges

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:00 28-Jul-2009
Number	4325W17

RNS Number : 4325W
Paragon Group Of Companies PLC
28 July 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	OppenheimerFunds Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	23 July 2009
6. Date on which issuer notified:	27 July 2009
7. Threshold(s) that is/are crossed or reached:	4% (3.66%)

8. Notified details:								
A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**		
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**	
GB00B2NGPM57	13,306,523	13,306,523	10,917,016		10,917,016		3.66%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
10,917,016	3.66%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Massachusetts Mutual Life Insurance Company is the Parent Company of OppenheimerFunds Inc.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS

The company news service from the London Stock Exchange

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